Savvos Health

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Zions Bank Checking	186,117.22
Total Bank Accounts	**$186,117.22**
Total Current Assets	**$186,117.22**
TOTAL ASSETS	**$186,117.22**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express Skymiles	-6,572.05
Zions Bank Credit Card	64.34
Total Credit Cards	**$ -6,507.71**
Other Current Liabilities	
Accrued Payroll	15,316.33
Accrued Payroll Taxes	3,672.39
American Express Loan	54,067.42
Deferred Revenue	57,229.97
Fackrell Loan	0.00
Morin Loan	50,020.00
Total Other Current Liabilities	**$180,306.11**
Total Current Liabilities	**$173,798.40**
Total Liabilities	**$173,798.40**
Equity	
Opening Balance Equity	3,237.74
Owner's Investment	1,269,060.18
Retained Earnings	-809,187.99
Net Income	-450,791.11
Total Equity	**$12,318.82**
TOTAL LIABILITIES AND EQUITY	**$186,117.22**

Savvos Health

Statement of Cash Flows
January 2019 - December 2021

	JAN - DEC 2019	JAN - DEC 2020	JAN - DEC 2021	TOTAL
OPERATING ACTIVITIES				
Net Income	-287,645.23	-463,039.53	-450,791.11	$ -1,201,475.87
Adjustments to reconcile Net Income to Net Cash provided by operations:				$0.00
Accounts Receivable (A/R)	-3,600.00			$ -3,600.00
American Express Skymiles	3,704.30	-1,823.59	-8,452.76	$ -6,572.05
Zions Bank Credit Card	-683.02	-2,009.38	486.00	$ -2,206.40
Accrued Payroll	6,728.67	11,532.48	-2,944.82	$15,316.33
Accrued Payroll Taxes	5,221.88	-167.49	-1,382.00	$3,672.39
American Express Loan	35,661.59	-35,661.59	54,067.42	$54,067.42
Deferred Revenue		92,450.00	-35,220.03	$57,229.97
Fackrell Loan	13,636.38	-22,727.30		$ -9,090.92
Morin Loan		57,534.73	-7,514.73	$50,020.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**60,669.80**	**99,127.86**	**-960.92**	**$158,836.74**
Net cash provided by operating activities	**$ -226,975.43**	**$ -363,911.67**	**$ -451,752.03**	**$ -1,042,639.13**
FINANCING ACTIVITIES				
Opening Balance Equity	0.00			$0.00
Owner's Investment:Assure SPV			174,200.00	$174,200.00
Owner's Investment:Daniel Harris		200,000.00		$200,000.00
Owner's Investment:Danny Ashworth	120,000.00	80,000.00		$200,000.00
Owner's Investment:David Chase			15,000.00	$15,000.00
Owner's Investment:Ethan Larkin		30,000.00		$30,000.00
Owner's Investment:Jake Fackrell		67,500.00	15,000.00	$82,500.00
Owner's Investment:Jared Lynch			50,000.00	$50,000.00
Owner's Investment:Lou Morin	108,000.00		100,000.00	$208,000.00
Owner's Investment:PPP Loan		50,942.50		$50,942.50
Owner's Investment:WeFunder SPV			203,417.68	$203,417.68
Net cash provided by financing activities	**$228,000.00**	**$428,442.50**	**$557,617.68**	**$1,214,060.18**
NET CASH INCREASE FOR PERIOD	**$1,024.57**	**$64,530.83**	**$105,865.65**	**$171,421.05**

Savvos Health

Profit and Loss

January - December 2021

	TOTAL
Income	
Employee Connector Subscriptions	315,703.22
Health Share Commission	5,380.75
Premium Membership	35,220.03
Uncategorized Income	7,760.80
Total Income	**$364,064.80**
Cost of Goods Sold	
Telemed/EMI Memberships	68,053.92
Total Cost of Goods Sold	**$68,053.92**
GROSS PROFIT	**$296,010.88**
Expenses	
Advertising & Marketing	14,607.79
Bank Charges & Fees	1,584.99
Dues and Subscriptions	22,867.25
Employee Payroll Expense	581,633.50
Insurance	8,383.20
Interest Paid	10,592.11
Legal & Professional Services	20,901.33
Other Business Expenses	86,231.82
Total Expenses	**$746,801.99**
NET OPERATING INCOME	**$ -450,791.11**
NET INCOME	**$ -450,791.11**

Savvos Health
Statements of Members' Equity
Years Ended December 31, 2021 and 2020

	Preferred Stock		Common Stock		Additional Paid-In	Retained Earnings	Total Members'
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Equity (Deficit)
BALANCE - DECEMBER 31, 2019	60,000	$ 120,000	650,000	$ 190,000	$ -	$ (345,924)	$ (35,924)
Net Income	-	-	-	-	-	(463,040)	(463,040)
Issued Shares for Cash	97,500	310,000	250,000	67,500	-	-	377,500
BALANCE - DECEMBER 31, 2020	157,500	430,000	900,000	257,500	-	(808,964)	(121,464)
Net Income	-	-	-	-	-	(450,791)	(450,791)
Issued Shares for Cash	-	-	-	-	-	-	-
BALANCE - DECEMBER 31, 2021	157,500	$ 430,000	900,000	$ 257,500	$ -	$ (1,259,755)	$ (572,255)

SAVVOS HEALTH (Formerly glassFROGG)
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended 12/31/2021 and 12/31/2020

1.   ORGANIZATION AND PURPOSE

Savvos Health (the "Company"), is a corporation organized under the laws of the State of Utah. The Company operates a digital health fintech software platform.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) **Fiscal Year**

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year(s) ended 12/31/2020 and 12/31/2021, the Company's cash positions include its operating bank account.